Verona Pharma plc
Operational Update and Financial Results for the Three and Six Months Ended June 30, 2018

Significant progress with RPL554 as potential treatment for COPD and CF
Recently initiated important Phase 2 trial as add-on to dual bronchodilator therapy for COPD maintenance treatment

August 7, 2018, London – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces today an operational update and financial results for the three months and six months ended June 30, 2018.
The Company’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (“COPD”) and cystic fibrosis (“CF”), and potentially asthma.

OPERATIONAL HIGHLIGHTS

During the three months ended June 30, 2018, the Company:

•	Presented two posters at the American Thoracic Society 2018 International Conference:

•	demonstrated improvement in lung function produced by adding RPL554 to tiotropium; and

•	showed that nebulized inhaled RPL554 is an appropriate form of delivery.

During the three months ended March 31, 2018, the Company:

•	Reported positive top-line data from a Phase 2b four week, 400 patient clinical trial for maintenance treatment of COPD:

•	RPL554 met the primary endpoint at all doses, showing a statistically significant difference vs. placebo (p<0.001) with absolute changes from baseline >200mL in peak FEV1 after 4 weeks of dosing.

•	This peak bronchodilator effect was observed at the first dose and was sustained over four weeks (p<0.001).

•
Recording of daily COPD symptoms, using E-RS (EXACT-PRO) demonstrated a significant, clinically relevant, progressive improvement in total COPD symptoms (p<0.002), including improvements in breathlessness (p<0.02), chest symptoms (p<0.02), and cough and sputum (p<0.02).

•	Strong trend of improvement in quality of life score, the St. George's Respiratory Questionnaire (SGRQ-C) of >2.5 units was observed in all dose groups after four weeks.

•	Patients’ Global Impression of Change indicates that patients felt better on RPL554 compared to placebo (p<0.01).

•	RPL554 was well tolerated at all doses with an adverse event profile similar to placebo.

•	Reported positive top-line data from a Phase 2a clinical trial to study pharmacokinetic and pharmacodynamic profile in CF:

•	PK profile was consistent with that observed in patients with COPD, although with lower peak serum levels of RPL554 in CF patients.

•	Serum half-life was dose-dependent; 7.5 to 10.1 hours for 1.5 mg and 6 mg, respectively.

Post-period end the Company:

•	Initiated a Phase 2 trial expected to enroll approximately 75 patients, evaluating RPL554 as an add-on to dual bronchodilator therapy for COPD maintenance treatment:

•	Randomized, double-blind three-way cross-over study at sites in the US and the UK;

•	Add-on to an inhaled LAMA/LABA, tiotropium/olodaterol (Stiolto® Respimat®);

•	Expected that some patients will continue a stable dose of inhaled corticosteroids (ICS) throughout the study, providing a "triple therapy" background;

•	Top-line data expected first quarter 2019.

FINANCIAL HIGHLIGHTS

•	Net cash, cash equivalents and short term investments at June 30, 2018, amounted to £68.9 million (December 31, 2017: £80.3 million).

•
For the six months ended June 30, 2018, reported operating loss of £11.5 million (six months ended June 30, 2017: £10.9 million) and reported loss after tax of £14.6 million (six months ended June 30, 2017: £5.1 million). Operating expenses increased from £10.9 million to £11.5 million due primarily to development activities with RPL554. The increase in loss after tax reflects £6.0 million of finance expense relating to the increase in the fair value of the liability representing the warrants over Verona Pharma shares, a non-cash item. This is as opposed to £5.1 million of finance income in the six months ended June 30, 2017, due to a decrease in the fair value liability of these warrants.

•	Reported loss per share of 13.9 pence for the six months ended June 30, 2018 (six months ended June 30, 2017: 7.3 pence).

•
Net cash used in operating activities for the six months ended June 30, 2018, of £12.3 million (six months ended June 30, 2017: £8.2 million). The increase in cash used was due to pre-clinical and clinical studies with RPL554 and other working capital movements.

Jan-Anders Karlsson, PhD, CEO of Verona Pharma, commented: "We continue to advance the clinical development of nebulized RPL554 for COPD as exemplified by the data readout from the Phase 2b four week, 400 patient trial in the first quarter and the recent commencement of dosing in our next Phase 2 trial in the US and UK. This new trial will examine the effect of inhaled RPL554 as an add-on to LAMA/LABA therapy, and in some patients as an addition to triple therapy. Many of these COPD patients continue to experience breathing difficulties and daily symptoms that impair their quality of life despite treatment with double and triple therapy. We believe the bronchodilator and anti-inflammatory properties of RPL554 will be particularly useful in this large group of patients with a high unmet medical need, and very limited treatment options. This Phase 2 trial is intended to provide important data to inform the design of pivotal Phase 3 trials with RPL554, expected to commence later next year."

Conference Call and Webcast Information

Verona Pharma will host an investment community conference call at 8:00 a.m. Eastern Daylight Time (1:00 pm British Summer Time) on Tuesday, August 7, 2018. Analysts and investors may participate in the conference call by utilizing the conference ID: 7830929 and dialing the following numbers:

•	800-458-4121 or 929-477-0324 for callers in the United States

•	0800 279 7204 or 44 (0)330 336 9411 for callers in the United Kingdom

•	0800 101 1732 or 49 (0)69 2222 2018 for calls in Germany

Those interested in listening to the conference call live via the internet may do so by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the webcast link.  A webcast replay of the conference call [audio] will be available for 30 days by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the “Events and presentations” link.

An electronic copy of the interim results will be made available today on the Company’s website (www.veronapharma.com). This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This press release contains inside information for the purposes of Article 7 Regulation (EU) No. 596/2014.

About Verona Pharma plc

Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. In clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function and clinical symptoms as compared to placebo, and has shown clinically meaningful and statistically significant improvements in lung function when administered in addition to frequently used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (COPD), cystic fibrosis (CF), and potentially asthma.

Forward Looking Statements

This press release and operational and financial review contain forward-looking statements. All statements contained in this press release and operational and financial review that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the treatment potential for RPL554, the intent of the Phase 2 trial to examine RPL554 as an add-on therapy or as a triple therapy, the enrollment in the Phase 2 trial, the value of RPL554 for patients on double or triple therapy and its attractiveness to such patients, the expectation of continuing ICS dosing in the Phase 2 study of RPL554, the utility of the data from the Phase 2 trial to inform the design of pivotal Phase 3 trials and the timing of commencing such trials, the timing of clinical data, the potential for RPL554 to be the first novel class of bronchodilator in over 40 years and first therapy that acts as a bronchodilator and anti-inflammatory agent, the size and number of COPD patients with uncontrolled COPD, the placement and potential of RPL554 as a safe and effective add-on therapy, the potential for a DPI or pMDI formulation of RPL554 to treat COPD patients who prefer a handheld inhaler device and the number of patients and market opportunity for such formulations, our plans to out-license these formulations to a third party and the development and commercialization resources of such a party, the timing of clinical trials for DPI and pMDI formulations, our plans to develop a DPI or pMDI formulation for the treatment of asthma or other respiratory diseases, and the sufficiency of our funds to progress development of a nebulized RPL554.

All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of RPL554, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of RPL554, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with RPL554, which could adversely affect our ability to develop or commercialize RPL554; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing RPL554 for multiple indications; our ability to obtain approval for and commercialize RPL554 in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize RPL554; and lawsuits related to patents covering RPL554 and the potential for our patents to be found invalid or unenforceable.

These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2018, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release and operational and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release and operational and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

Stifel Nicolaus Europe Limited (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7710 7600
Stewart Wallace / Jonathan Senior / Ben Maddison

ICR, Inc. (US Media and Investor Enquiries)
James Heins	Tel: +1 203 682 8251
James.Heins@icrinc.com

Stephanie Carrington	Tel: +1 646 277 1282
Stephanie.Carrington@icrinc.com

FTI Consulting (UK Media and Investor Enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Natalie Garland-Collins	veronapharma@fticonsulting.com

OPERATIONAL REVIEW

Company overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Our product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. We believe RPL554 has the potential to be the first novel class of bronchodilator in over 40 years, and the first therapy for the treatment of respiratory diseases that acts as both a bronchodilator and anti-inflammatory agent in a single compound.

We have completed 12 Phase 1 and Phase 2 clinical trials with RPL554 with over 730 subjects enrolled. In our clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function as compared to placebo. Statistically significant means that there is a low statistical probability, typically less than 5 per cent, that the observed results occurred by chance alone. Our most recent Phase 2b clinical trial in patients with moderate-to-severe COPD has also shown clinically meaningful and statistically significant improvements in daily reported COPD symptom scores. Our trials have also shown clinically meaningful and statistically significant improvements in lung function when RPL554 is added to commonly used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent. RPL554 has also shown anti-inflammatory effects and been well tolerated in our clinical trials to date and has not been observed to result in the gastrointestinal or other side effects commonly associated with roflumilast, the only PDE4 inhibitor currently on the market for the treatment of COPD. We are developing RPL554 for the treatment of patients with COPD and for the treatment of patients with CF.

Despite treatment with currently approved therapies, many patients with COPD experience daily symptoms impairing their quality of life. Airway obstruction and air trapping due to narrow air passages are major causes of debilitating breathlessness (dyspnoea) reducing physical ability, and causing anxiety and depression. Of the patients treated with dual bronchodilator (LAMA/LABA) and triple therapy (LAMA/LABA/ICS), research suggests that up to 40% (approximately 800,000 patients in the US alone) are uncontrolled, remaining symptomatic and at an increased risk of exacerbations.

We believe RPL554, having demonstrated improvement in FEV1 and symptoms (which commonly are a precursor to exacerbations) in clinical trials, may be an attractive additional treatment in these patients. Furthermore, in COPD patients novel anti-inflammatory therapies are required, as current treatments such as ICS and PDE4 inhibitors are either effective only in specific subsets of exacerbating COPD patients or are associated with distressing side effects which can reduce treatment compliance. In the US approximately 2.2 million COPD patients are treated with LABA/ICS therapy. We have already demonstrated that RPL554 is a very effective addition to single bronchodilators and we believe it is well placed to potentially meet the need for a safe and effective dual bronchodilator/anti-inflammatory treatment regimen as an add-on to, for example, a LAMA.

Operational performance in the six months ended June 30, 2018

The recently completed 4 week Phase 2b study with nebulized RPL554 in 403 patients demonstrated a rapid onset and sustained bronchodilator effect from the first to the last dose, that was both clinically and statistically meaningful. In addition, the study demonstrated a marked and significant improvement in daily reported COPD symptoms in the E-RS (EXACT-PRO), and in each of the three sub-scores. The improvement in symptoms was already statistically significant after the first week but continued to progress and further improve during the 4 week treatment period. Similar effects were seen with other symptom scores used, for example the SGRQ. All RPL554 doses tested produced comparable improvements in lung function and symptoms, and RPL554 was well tolerated at all doses with an adverse event profile similar to placebo. The Company continues to review its development strategy for RPL554 in the context of additional data to be generated, including from clinical trials and market research, to identify opportunities to enhance the planned development and commercialization of RPL554, which may lead to changes in the planned future clinical development of RPL554. The recently obtained Phase 2b data in the maintenance treatment of COPD with nebulized RPL554 provides a further impetus to accelerate the progression towards Phase 3 studies in this indication.

The Company presented at the American Thoracic Society's International Conference (San Diego, May 2018). The posters disclosed further analysis of the benefit of treating with RPL554 on top of tiotropium and also the suitability of RPL554 for inhaled delivery.

As announced July 30, 2018 we have also initiated a Phase 2 trial evaluating nebulized RPL554 as an add-on to dual bronchodilator therapy for COPD maintenance treatment. Initial data from this trial is expected during the first quarter of 2019. The randomized, double-blind, three-way crossover trial will enroll approximately 75 patients with COPD to investigate the efficacy and safety of nebulized RPL554 as an add-on to an inhaled LAMA/LABA, tiotropium/olodaterol (Stiolto® Respimat®), compared to placebo. Those patients already receiving ICS anti-inflammatory therapy will continue a stable dose of ICS throughout the study, thus providing a “triple therapy” background. Following a 7- to 14-day washout period in advance of dosing and between study arms, patients will receive three days of treatment with each of two dose strengths (1.5 mg or 6.0 mg) of nebulized RPL554 or placebo twice daily. The primary endpoint of this trial is improvement in lung function with RPL554 vs placebo (as add-on to tiotropium/olodaterol), as measured by peak forced expired volume in one second (FEV1), a standard measure of exhaled breath volume to evaluate respiratory function.

This Phase 2 trial is intended to provide important data to inform the design of pivotal Phase 3 trials with RPL554, and also to better understand the strategic commercial potential of nebulized RPL554 used in COPD patients with airway obstruction and COPD symptoms already using standard-of-care bronchodilator treatments.

In addition to our nebulized formulation of RPL554, we are also developing RPL554 in both dry powder inhaler, (DPI), and pressurized metered dose inhaler, (pMDI), formulations for the maintenance treatment of COPD. We are in the process of selecting a DPI and a pMDI formulation to provide an opportunity to also treat patients with moderate-to-severe COPD that use a handheld inhaler device. Verona estimates that, in the United States, approximately 90% of the 3.7 million mild/moderate COPD patients and 80% of 2.7 million severe/very severe COPD patients use inhalers for maintenance therapy. Successful development of a DPI or pMDI formulation of RPL554 for moderate disease would greatly expand the addressable market for the drug and represents a multi-billion dollar potential opportunity. Development of these new formulations is progressing according to plan. We are completing pre-clinical development and we expect a clinical trial with the DPI formulation to commence in the fourth quarter of 2018, and a clinical trial with the pMDI formulation to follow in the first half of 2019. These inhalation formulations will be available for out-licensing once we establish their clinical profile.

We may also explore the development of RPL554 in DPI and/or pMDI formulations for the treatment of asthma and other respiratory diseases.

OUTLOOK

We intend to become a leading biopharmaceutical company focused on the treatment of respiratory diseases with significant unmet medical needs. We recognize that our proposed strategy for achieving this goal depends on the totality of the data from all clinical trials conducted with RPL554 to date, future interactions with regulatory authorities and our commercial assessment of different development options for RPL554. Key elements of this strategy include:

•
Proceeding rapidly towards Phase 3 clinical trials with nebulized RPL554 for the maintenance treatment of COPD which requires us to focus our financial and other resources on maintenance treatment of COPD with nebulized and inhaled formulations of RPL554 in the short term, which may alter our timing to commence further trials using RPL554 in other indications.

•
Identifying compelling market opportunities such as patients with COPD that continue to experience daily symptoms impairing their quality of life, despite treatment with currently available medicines. RPL554 is an effective add-on to treatment with single bronchodilators, and we are now examining RPL554 as an add-on also to patients treated with dual bronchodilators. Add-on to first-line and second-line treatments both represent very significant market opportunities.

•
A further Phase 2 clinical trial to evaluate nebulized RPL554 for the maintenance treatment of severe COPD patients when dosed in addition to LAMA/LABA or triple (LABA/LAMA/ICS) therapy, compared to placebo, which has been initiated. We expect to announce top-line data in the first quarter of 2019.

•
For the treatment of COPD patients who may prefer the more convenient administration of an inhaler device, we are developing RPL554 in inhaler formulations. We expect a clinical trial with the DPI formulation to commence in the fourth quarter of 2018, and a clinical trial with the pMDI formulation to follow in the first half of 2019.

•
Develop RPL554 for the treatment of CF. The timing for future studies in this indication is dependent on our decision to move more rapidly towards Phase 3 clinical trials with nebulized RPL554 for the maintenance treatment of COPD.

•
Pursue development of RPL554 in other forms of respiratory disease. We believe that RPL554’s properties as an inhaled, dual inhibitor of PDE3 and PDE4 give it broad potential applicability in the treatment of other respiratory diseases. We may explore development of RPL554 to treat other forms of respiratory disease following development of RPL554 for the treatment of COPD and CF.

•
Seek strategic collaborative relationships. We may seek strategic collaborations with market leading biopharmaceutical companies to develop and commercialize RPL554. We believe these collaborations could provide significant funding to advance the development of RPL554 while allowing us to benefit from the development or commercialization expertise of our collaborators.

•
Acquire or in-license product candidates for the treatment of respiratory diseases. We plan to leverage our respiratory disease expertise to identify and in-license or acquire additional clinical stage product candidates that we believe have the potential to become novel treatments for respiratory diseases with significant unmet medical needs.

FINANCIAL REVIEW

Financial review of the six and three month period ended June 30, 2018

Six months ended June 30, 2018

Research and Development Costs

Research and development costs were £8.3 million for the six months ended June 30, 2018, compared to £7.9 million for the six months ended June 30, 2017, an increase of £0.4 million. The share-based payment charge increased by £0.6 million and expenditure on manufacturing and related development expense increased by £1.4 million. This was offset by a £0.7 million reduction in pre-clinical development. There was also a £0.9 million reduction in clinical trial costs; there were three ongoing clinical trials during the first half of 2017; in the first half of 2018 the Company incurred patient and close down costs in respect of its Phase 2b trial for COPD maintenance treatment and start-up costs in respect of a trial evaluating RPL554 as an add on to LAMA/LABA maintenance treatment.

General and Administrative Costs

General and administrative costs were £3.2 million for the six months ended June 30, 2018, compared to £3.0 million for the six months ended June 30, 2017, an increase of £0.2 million. The increase was primarily attributable to a £0.5 million increase in our share-based payment charge offset by a decrease in professional fees, relating to the 2017 Global Offering, by £0.3 million.

Finance Income and Expense

Finance income was £1.1 million for the six months ended June 30, 2018, and £5.2 million for the six months ended June 30, 2017. The decrease in finance income was primarily due to an increase in the fair value of the warrant liability during the first half of 2018 (which is recorded as a finance expense) compared to a decrease in the liability in the six month period ended June 30, 2017, which resulted in a gain (recorded as finance income) of £5.1 million in the comparative period. Furthermore, foreign exchange gains on cash and short term investments in the period resulted in a £0.7 million gain in 2018, recorded in finance income, and a loss in 2017, recorded in finance expense.

Finance expense was £6.0 million for the six months ended June 30, 2018, compared to £1.0 million for the six months ended June 30, 2017. The movement was due to an increase in the fair value of the warrant liability of £6.0 million, recorded in finance expense, compared to reduction in the value of the liability in the comparable 2017 period (recorded in finance income). In addition, foreign exchange losses on cash and short term investments in the period resulted in a gain recorded in finance income in 2018 and a £0.9 million loss recorded in finance expense in 2017.

Taxation

Taxation for the six months ended June 30, 2018, amounted to a credit of £1.8 million compared to a credit of £1.6 million for the six months ended June 30, 2017, a movement of £0.2 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure and the increase in the credit amount was attributable to our increased expenditure on research and development, compared to the prior period, and a change in the mix of recoverable spend.

Cash Flows

Net cash used in operating activities increased to £12.3 million for the six months ended June 30, 2018, from £8.2 million for the six months ended June 30, 2017. This increase was caused predominantly by working capital movements driven by the timing of supplier payments.

Net cash generated in investing activities was £17.2 million for the six months ended June 30, 2018, and net cash used was £32.1 million for the six months ended June 30, 2017. These movements reflect deposits with maturities of up to three months being classified as cash and deposits with maturities of greater than three months being classified as short term investments. During the first six months of 2017 the Company placed a significant proportion of the proceeds from the Global Offering on deposits that were classified as short term investments. During the first half of 2018, as the Company has continued to incur expenditure on its operations, some of these investments have matured and been placed on shorter term deposits to maintain the Company's liquidity profile.

There was no cash received or paid from financing activities for the six months ended June 30, 2018. The £63.5 million received for the six months ended June 30, 2017, represents the cash raised in the Global Offering.

Cash, cash equivalents and short-term investments

Net cash, cash equivalents and short-term investments at June 30, 2018, decreased to £68.9 million from £80.3 million at December 31, 2017 due to the utilization of cash in ordinary operating activities.

Net assets

Net assets decreased to £66.8 million at June 30, 2018, from £79.9 million at December 31, 2017. This decrease was primarily due to the operating activities of the Company and the fair value remeasurement of the warrant liability.

Three months ended June 30, 2018

The operating loss for the three months ended June 30, 2018, was £5.7 million (June 30, 2017: £6.8 million) and the profit after tax for the three months ended June 30, 2018, was £0.6 million (June 30, 2017: £3.2 million loss).

Research and Development Costs

Research and development costs were £3.9 million for the three months ended June 30, 2018, compared to £4.8 million for the three months ended June 30, 2017, a decrease of £0.9 million. The movement was predominantly attributable to a £1.4 million decrease in clinical trial expenses; there were three ongoing clinical trials during the first quarter of 2017; in the first quarter of 2018 the Company incurred patient and close down costs in respect of its Phase 2b trial for COPD maintenance treatment and start-up costs in respect of a trial evaluating RPL554 as an add on to LAMA/LABA maintenance treatment. Pre-clinical development costs decreased by £0.4 million which was offset by increased spending on contract manufacturing and other formulation development by £0.9 million.

General and Administrative Costs

General and administrative costs were £1.8 million for the three months ended June 30, 2018, as compared to £2.0 million for the three months ended June 30, 2017, a decrease of £0.2 million. The decrease was primarily attributable to a £0.2 million decrease in professional fees relating to the Global Offering in 2017.

Finance Income and Expense

Finance income was £5.3 million for the three months ended June 30, 2018, and £3.4 million for the three months ended June 30, 2017. The increase in finance income was predominantly due to foreign exchange movements on cash and cash equivalents and short term investments that led to a £2.1 million gain in 2018 and a loss, recorded in finance expense, in 2017.

Finance expense was £35 thousand for the three months ended June 30, 2018, as compared to £0.8 million for the three months ended June 30, 2017. The decrease was due to changes in foreign exchange rates resulting in a gain in the current period and a £0.8 million loss in 2017.

Taxation

Taxation for the three months ended June 30, 2018, amounted to a credit of £1.0 million compared to a credit of £1.0 million for the three months ended June 30, 2017.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AS OF JUNE 30, 2018, AND DECEMBER 31, 2017

	Notes	As of June 30, 2018	As of December 31, 2017
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets		2,100	1,969
Property, plant and equipment		13	16
Total non-current assets		2,554	2,426

Current assets:
Prepayments and other receivables		2,227	1,810
Current tax receivable		7,013	5,006
Short term investments	9	32,282	48,819
Cash and cash equivalents		36,574	31,443
Total current assets		78,096	87,078
Total assets		80,650	89,504

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,251	5,251
Share premium		118,862	118,862
Share-based payment reserve		6,549	5,022
Accumulated loss		(63,851)	(49,254)
Total equity		66,811	79,881

Current liabilities:
Derivative financial instrument	10	7,249	1,273
Trade and other payables		5,529	7,154
Tax payable — U.S. Operations		—	169
Total current liabilities		12,778	8,596

Non-current liabilities:
Assumed contingent obligation	11	932	875
Deferred income		129	152
Total non-current liabilities		1,061	1,027
Total equity and liabilities		80,650	89,504

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018, AND JUNE 30, 2017 (UNAUDITED)

	Notes	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
		£'000s	£'000s	£'000s	£'000s
Research and development costs		(3,882)	(4,838)	(8,303)	(7,943)
General and administrative costs		(1,772)	(1,969)	(3,230)	(3,001)
Operating loss		(5,654)	(6,807)	(11,533)	(10,944)
Finance income	7	5,273	3,440	1,101	5,205
Finance expense	7	(35)	(797)	(6,027)	(978)
Loss before taxation		(416)	(4,164)	(16,459)	(6,717)
Taxation — credit	8	1,027	964	1,847	1,603
Profit / (loss) for the period		611	(3,200)	(14,612)	(5,114)
Other comprehensive profit / (loss) :
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		42	(10)	15	(14)
Total comprehensive income / (loss) attributable to owners of the Company		653	(3,210)	(14,597)	(5,128)
Basic earnings / (loss) per ordinary share — (pence)	6	0.58	(3.60)	(13.91)	(7.30)
Diluted earnings / (loss) per ordinary share —(pence)	6	0.58	(3.60)	(13.91)	(7.30)

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS FOR
THE SIX MONTHS ENDED JUNE 30, 2018, AND JUNE 30, 2017 (UNAUDITED)

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(16,459)	(6,717)
Finance income	(1,101)	(5,205)
Finance expense	6,027	978
Share-based payment charge	1,527	968
Increase in prepayments and other receivables	(424)	(979)
(Decrease) / increase in trade and other payables	(1,647)	2,930
Depreciation of property, plant and equipment	4	3
Amortization of intangible assets	43	32
Cash used in operating activities	(12,030)	(7,990)
Cash outflow from taxation	(315)	(166)
Net cash used in operating activities	(12,345)	(8,156)
Cash flow from investing activities:
Interest received	380	67
Purchase of plant and equipment	(1)	(2)
Payment for patents and computer software	(174)	(117)
Transfer to short term investments	(14,923)	(32,035)
Maturity of short term investments	31,948	—
Net cash generated / (used) in investing activities	17,230	(32,087)
Cash flow from financing activities:
Gross proceeds from the April 2017 Global Offering	—	69,885
Transaction costs on April 2017 Global Offering	—	(6,357)
Net cash generated in financing activities	—	63,528
Net increase in cash and cash equivalents	4,885	23,285
Cash and cash equivalents at the beginning of the period	31,443	39,785
Effect of exchange rates on cash and cash equivalents	246	(458)
Cash and cash equivalents at the end of the period	36,574	62,612

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2018, AND JUNE 30, 2017 (UNAUDITED)

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2017	2,568	58,527	2,102	(28,728)	34,469
Loss for the period	—	—	—	(5,114)	(5,114)
Other comprehensive loss for the year:
Exchange differences on translating foreign operations	—	—	—	(14)	(14)
Total comprehensive loss for the period	—	—	—	(5,128)	(5,128)
New share capital issued	2,676	67,648	—	—	70,324
Transaction costs on share capital issued	—	(7,453)	—	—	(7,453)
Share-based payments	—	—	968	—	968
Balance at June 30, 2017	5,244	118,722	3,070	(33,856)	93,180

Balance at January 1, 2018	5,251	118,862	5,022	(49,254)	79,881
Loss for the period	—	—	—	(14,612)	(14,612)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	15	15
Total comprehensive loss for the period	—	—	—	(14,597)	(14,597)
Share-based payments	—	—	1,527	—	1,527
Balance at June 30, 2018	5,251	118,862	6,549	(63,851)	66,811
The currency translation reserve for June 30, 2018, and June 30, 2017, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2018
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company which is listed on the Alternative Investment Market of the London Stock Exchange and on April 27, 2017, the Company's American Depositary Shares began trading on the Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma plc (the “Company”) and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together the "Group”), for the six months ended June 30, 2018, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2017.
The 2017 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on August 7, 2018. There have been no changes, except as otherwise stated, to the accounting policies contained in the annual consolidated financial statements as of and for the year ended December 31, 2017, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The interim condensed consolidated financial statements have been prepared on a going-concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held as of June 30, 2018, believes the Group has sufficient funds to continue as a going concern for at least 12 months from August 7, 2018.
The Group’s activities and results are not exposed to seasonality. The Group operates as a single operating and reportable segment.
During the period the Group adopted IFRS 9. This has not had a material impact on the accounting for financial instruments held by the Group, including the assumed contingent obligation, the derivative financial instrument or short term deposits. There has been no change in the classification and measurement of these financial instruments.
IFRS 15 has also been adopted by the Group; this has had no impact as the Group is not revenue generating.
Dividend
The Directors do not recommend the payment of a dividend for the six months ended June 30, 2018, (six months ended June 30, 2017: £nil and the year ended December 31, 2017: £nil).
3. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom.

4. Financial instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk), cash flow and fair value interest rate risk, credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2017.
5. Estimates
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.
6. Earnings / loss per share calculation
For the six months ended June 30, 2018, the basic loss per share of 13.91p (June 30, 2017: loss of 7.30p) is calculated by dividing the loss for the six months ended June 30, 2018 by the weighted average number of ordinary shares in issue of 105,017,400 during the six months ended June 30, 2018 (June 30, 2017: 70,143,171). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.
For the three months ended June 30, 2018, the basic earnings per share of 0.58p (June 30, 2017: loss of 3.60p) is calculated by dividing the profit for the three months ended June 30, 2018 (loss for June 30, 2017) by the weighted average number of ordinary shares in issue of 105,017,400 during the three months ended June 30, 2018 (June 30, 2017: 88,516,972).
The diluted earnings per share of 0.58p for the three months ended June 30, 2018 is calculated by dividing the profit for the three months ended June 30, 2018 by the weighted average number of ordinary shares in issue of 105,017,400 plus the dilution of share options and awards of 813,046.
Where the Group has reported a net profit, diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share arises from employee share schemes where the exercise price is below the average market price of the Company's shares during the period.

Each ADS represents 8 ordinary shares of the Company, so the profit or loss per ADS in any period is equal to 8 times the profit or loss per share.

7. Finance income and expense

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
	£'000s	£'000s	£'000s	£'000s
Finance income:
Interest received on cash balances	213	58	373	92
Foreign exchange gain on translating foreign currency denominated bank balances	2,060	—	728	—
Fair value adjustment on derivative financial instruments (note 10)	3,000	3,382	—	5,113
Total finance income	5,273	3,440	1,101	5,205

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
	£'000s	£'000s	£'000s	£'000s
Finance expense:
Fair value adjustment on derivative financial instruments (note 10)	—	—	5,976	—
Foreign exchange loss on translating foreign currency denominated balances	—	782	—	945
Impact of changes in foreign exchange rates on the contingent arrangement	8	(8)	—	(13)
Unwinding of discount factor movements related to the assumed contingent arrangement (note 11)	27	23	51	46
Total finance expense	35	797	6,027	978

8. Taxation
The tax credit for the six month period ended June 30, 2018, amounts to £1.8 million and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the six month period ended June 30, 2018 for an amount of £1.9 million less a tax expense of £7 thousand related to the US operations (six month period ended June 30, 2017: £1.6 million tax credit, comprising £1.7 million for research and development tax credit, less £0.1 million expense for tax on US operations).
The tax credit for the three month period ended June 30, 2018, amounts to £1.0 million, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended June 30, 2018 for an amount of £0.9 million plus a tax credit of £0.1 million related to the US operations (three month period ended June 30, 2017: £1.0 million tax credit, comprising £1.1 million for research and development tax credit, less £0.1 million expense for tax on US operations).
9. Short term investments
Short term investments as at June 30, 2018 amounted to a total of £32.3 million (December 31, 2017: £48.8 million) and consisted of fixed term deposits in both US Dollars and UK Pounds.

10. Derivative financial instrument
Pursuant to the July 2016 placement the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit, each of which was comprised of one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price (£1.7238). The warrant holders can opt for a cashless exercise of their warrants by choosing to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the shares. The warrants were therefore classified as a derivative financial liability, since their exercise might result in a variable number of shares to be issued. The warrants expire on May 2, 2022.
At June 30, 2018, and December 31, 2017, warrants over 12,401,262 shares were in effect.

	As of June 30, 2018	As of December 31, 2017
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.84%	0.42%
Expected term to exercise	3.84 years	1.79 years
Annualized volatility	64.30%	47.35%
Dividend rate	0.00%	0.00%
Dilution discount	3.44%	0.00%
As at June 30, 2018, the Group updated the underlying assumptions and calculated a fair value of these warrants, using the Black-Scholes pricing model (including level 3 assumptions), amounting to £7.2 million.
The variance for the six month period ending June 30, 2018, was £6.0 million (six month period ending June 30, 2017: £5.1 million) and is recorded as finance expense (June 30, 2017, recorded in finance income) in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2018	2017
	£'000s	£'000s
As of January, 1	1,273	7,923
Fair value adjustments recognized in profit or loss	5,976	(5,113)
As of June, 30	7,249	2,810

For the amount recognized as at June 30, 2018, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10 % pts)
£'000s
Variable up	8,420
Base case, reported fair value	7,249
Variable down	6,016

11. Assumed contingent obligation related to the business combination
The value of the assumed contingent obligation as of June 30, 2018, amounted to £932 thousand (December 31, 2017: £875 thousand). The increase in value of the assumed contingent obligation during the six months ended June 30, 2018, amounted to £57 thousand (six months ended June 30, 2017: £33 thousand) and the unwinding of the discount on the liability was recorded in finance expense. Periodic re-measurement is triggered by changes in the probability of success. The discount percentage applied is 12%. In 2017 and the six months ended June 30, 2018, there were no events that triggered remeasurement.

	2018	2017
	£'000s	£'000s
January 1,	875	803
Impact of changes in foreign exchange rates	6	(13)
Unwinding of discount factor	51	46
June 30,	932	836
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at June 30, 2018, of £932 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	Discount rate (up / down 1 % pt)	Revenue (up / down 10 % pts)
	£'000s	£'000s
Variable up	889	959
Base case, reported fair value	932	932
Variable down	977	904

12. Share option scheme
During the six months ended June 30, 2018 the Company granted a total of 2,090,847 share options and 273,390 Restricted Stock Units (“RSUs”) (six months ended June 30, 2017, the Company granted 4,656,828 share options, and 1,052,236 RSUs).
The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	2018	Weighted average exercise price	2017
	£		£
Outstanding at January 1	1.53	7,527,457	1.87	3,037,333
Granted during the period	1.46	2,090,847	1.32	4,656,828
Expired during the period	—	—	1.90	(33,333)
Forfeited during the period	1.43	(799,524)	—	—
Outstanding options at June 30	1.53	8,818,780	1.53	7,660,828
The movement in the number of the Company’s RSUs is set out below:

	2018	2017

Outstanding at January 1	1,052,236	—
Granted during the period	273,390	1,052,236
Forfeited during the period	(153,916)	—
Outstanding RSUs at June 30	1,171,710	1,052,236
The share‑based payment expense for the six months ended June 30, 2018, was £1,527 thousand (six months ended June 30, 2017: £968 thousand). In the three months ended June 30, 2018, 153,916 unvested options and RSUs were forfeited. Previously £370 thousand had been recognized in the statement of comprehensive income relating to their fair value; in the three months ended June 30, 2018, this charge was reversed.
The options and RSUs granted during the six months ended June 30, 2018, were awarded under the Company’s 2017 Incentive Plan with total fair values estimated using the Black Scholes option pricing model of £2.3 million. The cost is amortized over the vesting period of the options and the RSUs on a straight-line basis. The following assumptions were used for the Black‑Scholes valuation of share options and RSUs granted in the six months ended June 30, 2018.

	Share options	RSUs
	Issued in the six months ended June 30, 2018	Issued in the six months ended June 30, 2018
Options / RSUs granted	2,090,847	273,390
Risk‑free interest rate	1.08% - 1.22%	1.08% - 1.22%
Expected life of options / RSUs	5.5 - 7 years	5.5 - 7 years
Annualized volatility	69.88% -71.35%	69.88% -71.35%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 4 years

13. Related party transactions
In the six months ended June 30, 2018, and 2017, the executive director received regular salary, post-employment benefits and share-based payments. Additionally, non-executive directors received compensation for their services in the form of cash compensation and equity grants. The compensation costs for the directors and senior staff for the three and six months ended June 30, 2018, and 2017 were as follows:

		Short term employee benefits	Share-based payments	Post employment benefits	Total
		£'000s	£'000s	£'000s	£'000s
Three months ended June 30, 2018	Directors	239	370	2	611
	Other key management personnel	509	63	7	579
		748	433	9	1,190
Three months ended June 30, 2017	Directors	295	242	4	541
	Other key management personnel	451	422	6	879
		746	664	10	1,420

		Short term employee benefits	Share-based payments	Post employment benefits	Total
		£'000s	£'000s	£'000s	£'000s
Six months ended June 30, 2018	Directors	445	741	7	1,193
	Other key management personnel	921	661	14	1,596
		1,366	1,402	21	2,789
Six months ended June 30, 2017	Directors	494	342	8	844
	Other key management personnel	731	575	11	1,317
		1,225	917	19	2,161

Dr. Jan-Anders Karlsson, Chief Executive Officer of the Company, purchased 3,250 ordinary shares for £5 thousand from the market in the period.

14. Convenience translation
We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of June 30, 2018, and for the three and six month periods ended June 30, 2018 into US dollars at the noon buying rate of the Federal Reserve Bank of New York on June 29, 2018, which was £1.00 to $1.3197. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 (UNAUDITED)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018	Six Months Ended June 30, 2018
	£'000s	$'000s	£'000s	$'000s
Research and development costs	(3,882)	(5,123)	(8,303)	(10,957)
General and administrative costs	(1,772)	(2,339)	(3,230)	(4,263)
Operating loss	(5,654)	(7,462)	(11,533)	(15,220)
Finance income	5,273	6,959	1,101	1,453
Finance expense	(35)	(46)	(6,027)	(7,954)
Loss before taxation	(416)	(549)	(16,459)	(21,721)
Taxation — credit	1,027	1,355	1,847	2,437
Profit / (loss) for the year	611	806	(14,612)	(19,284)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	42	55	15	20
Total comprehensive income / (loss) attributable to owners of the Company	653	861	(14,597)	(19,264)
Earnings / (loss) per ordinary share — basic (pence / cents)	0.58	0.77	(13.91)	(18.36)
Earnings / (loss) per ordinary share — diluted (pence / cents)	0.58	0.76	(13.91)	(18.36)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2018, AND DECEMBER 31, 2017 (UNAUDITED)

	As of June 30, 2018	As of June 30, 2018	As of December 31, 2017
	£'000s	$'000s	£'000s
ASSETS
Non-current assets:
Goodwill	441	583	441
Intangible assets	2,100	2,771	1,969
Property, plant and equipment	13	17	16
Total non-current assets	2,554	3,371	2,426

Current assets:
Prepayments and other receivables	2,227	2,939	1,810
Current tax receivable	7,013	9,255	5,006
Short term investments	32,282	42,603	48,819
Cash and cash equivalents	36,574	48,267	31,443
Total current assets	78,096	103,064	87,078
Total assets	80,650	106,435	89,504

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,251	6,930	5,251
Share premium	118,862	156,862	118,862
Share-based payment reserve	6,549	8,643	5,022
Accumulated loss	(63,851)	(84,264)	(49,254)
Total equity	66,811	88,171	79,881

Current liabilities:
Derivative financial instrument	7,249	9,567	1,273
Trade and other payables	5,529	7,297	7,154
Tax payable — U.S. Operations	—	—	169
Total current liabilities	12,778	16,864	8,596

Non-current liabilities:
Assumed contingent obligation	932	1,230	875
Deferred income	129	170	152
Total non-current liabilities	1,061	1,400	1,027
Total equity and liabilities	80,650	106,435	89,504